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Exhibit 10.21

[COGENT LETTERHEAD]

1015 31st Street, NW Suite 330
Washington, DC 20007
Tel: 202-295-4208
Fax: 202-338-8798

September 18, 2000

Mark Allen Schleifer
13400 Briarwood Drive
Laurel, MD 20708-1410

Dear Mark:

        Thank you for your interest in Cogent Communications! We would like to extend to you the position of Director Network Engineer. The current cash compensation for this position will be a base salary of $208,000. Base salary will be paid semi-monthly. Additionally, you will receive a signing bonus of $20,800 to be paid on November 1st, 2000.

        In addition to the cash compensation you receive, Cogent will issue 175,000 shares of options to purchase common equity in the company at a strike price of $1.50. 100% of these options will vest on a quarterly basis over a 4-year period with a 1-year cliff. Based upon the targeted capitalization of the company, there will be 70 million shares outstanding.

        Cogent will periodically perform employee evaluations at minimum intervals of 12 months commencing within 18 months of your employment. These reviews will be utilized to evaluate your compensation package relative to the market for similar level professionals at organizations of comparable stage of development and market opportunity to Cogent. The findings of these reviews will be submitted to the company's compensation committee for final decision and appropriate compensation adjustments.

        In the event of Constructive Termination Without Cause, you will receive one months salary against $208,000, six months of benefits coverage, all vested shares and shares to be vested in the quarter of termination. In the event of a Change of Control and either Termination Without Cause or Constructive Termination, in addition to the conditions mentioned above, you will receive 50% of your unvested shares at the $1.50 strike price.

        As a member of the Cogent team, you will be entitled to company funded health care insurance, dental coverage, and life insurance. The company has also implemented a 401(k) retirement plan that is corporately administered, however, it will require individual contributions on a non-matching basis by individual participants. Cogent is prepared to offer 4 weeks of paid vacation. Additionally, the company has implemented 6 fixed major holidays and 2 discretionary floating holidays to be chosen from other less recognized holidays.

        Your employment date is expected to be October 3rd, 2000 or at a mutually agreed to date between yourself and the company. Also, upon acceptance of this offer of employment, you will be required to sign a standard non-compete and non-disclosure agreement and a Federal I-9 form. Also, by signing this offer letter you warrant that you are not currently bound by any contract that would conflict with this document or our non-compete and non-disclosure agreement.

        We look forward to having you join our team and build the most advanced next generation network for high-speed Internet services. If you have any further questions, please give me a call at 202-295-4208.

Sincerely,
/s/ Shawn Guzzo
Shawn Guzzo Director of Human Resources
Agreed and Accepted
/s/ Mark A. Schleifer Mark Allen Schleifer	10/3/2000 Date

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  Exhibit 10.21